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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 45490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2010 AND ENDING May 31, 2011
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

31353
FIRM I.D. NO.

NAME OF BROKER-DEALER: Bodington & Company.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street   Suite 630
           (No. and Street)

San Francisco   CA   94111
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C. Bodington   415-391-3280
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
                        (Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle   Suite 200   Larkspur   CA   94939
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bodington & Company as of May 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                      Signature

_____President_____
                                      Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bodington & Company

Financial Statements

and Supplemental Information

Year ended May 31, 2011

with

Reports of Independent Auditors

Contents

Report of Independent Auditors

Board of Directors
Bodington & Company

We have audited the accompanying statement of financial condition of Bodington & Company, as of May 31, 2011, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Bodington & Company. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2011, and the results of its operations and the changes in its stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
June 30, 2011

-1-

Bodington & Company
Statement of Financial Condition
May 31, 2011

Assets

Current assets

Cash and cash equivalents	$ 17,616
Accounts receivable	80,181
Prepaid expenses and other current assets	2,590
Total current assets	100,387
Furniture and equipment, at cost	39,006
Less accumulated depreciation	(39,006)
	-
Total assets	$ 100,387

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$ 889
Income taxes payable, deferred	19,000
Total current liabilities	19,889

Stockholder's equity

Common stock, not par value, 100 shares authorized, 15 shares issued and outstanding	45,000
Retained earnings	35,498
Total stockholder's equity	80,498
Total liabilities and stockholder's equity	$ 100,387

See accompanying notes

-2-

Bodington & Company
Statement of Operations
Year ended May 31, 2011

Revenues
    Commissions, fees and expense reimbursements $ 1,277,258

    Salaries   1,040,000
    Retirement plan   49,000
    Employee benefits   17,556
    Payroll taxes   21,257
    Consultants and outside services   64,206
    Rent   16,199
    Office supplies and expenses   5,420
    Telephone   7,028
    Accounting   12,711
    Data services and trade associations   10,544
    Regulatory fees   1,159
    Insurance   588
    Travel and other   30,815

        Total expenses   1,276,483

        Loss before taxes   775

Taxes on income   1,800

        Net loss $ (1,025)

Bodington & Company
Statement of Stockholder's Equity
Year ended May 31, 2011

| | Common stock | | Retained | Total stockholder's |
	Shares	Amount	earnings	equity
Balances, May 31, 2010	15	$ 45,000	$ 36,523	$ 81,523
Net loss	-	-	(1,025)	(1,025)
Balances, May 31, 2011	15	$ 45,000	$ 35,498	$ 80,498

Bodington & Company
Statement of Cash Flows
Year ended May 31, 2011

Cash flows from operating activities

Net loss	$	(1,025)

Adjustments to reconcile net loss to net cash
provided by operating activities

Deferred income taxes	1,000
Decrease in accounts receivable	(7,290)
Decrease is securities owned	-
Increase in prepaid expenses	311
Decrease in accounts payable	(584)

Net cash used by operating activities	(7,588)

Net decrease in cash and cash equivalents	(7,588)

Cash and cash equivalents, beginning of year	25,204

Cash and cash equivalents, end of year	$	17,616

Supplemental disclosure

Cash paid during the year for income taxes	$	800

Bodington & Company
Notes to Financial Statements
May 31, 2011

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July
1996. The Company provides management consulting and investment advisory
services to small and middle market power projects and power generation facilities
located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange
Commission and a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and
advisor in merger and acquisition transactions. Accordingly, the Company claims
exemption from Securities Exchange Commission Rule 15c3-3 because it does not
carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of
amounts on deposit with a commercial bank in a non-interest bearing account,
available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts
receivable. Under this method, the Company reviews all receivables for any
problems with collection. If the Company feels that there may be a problem with
collections, an allowance is provided for the receivable. When attempts to collect a
specific receivable are unsuccessful, the account is considered uncollectible and is
written off against the allowance. At May 31, 2011, the Company determined that an
allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting.
Deferred income taxes are provided on the temporary differences between accrual
and cash basis income.

The Company follows accounting principles generally accepted in the United

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 2007 to 2011 are open for examination by the Internal Revenue Service and years May 2006 to 2011 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the declining balance method over estimated useful lives of from five to seven years. The Company generally capitalized individual purchases of $1,000 or more.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2011.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2011:

Current		
	State	$ 800
	Federal	-
		800
Deferred		
	State	100
	Federal	900
		1,000
Total		$ 1,800

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences.

At May 31, 2011 the Company had a federal and California net operating loss carryforward of approximately $28,000 that was used to reduce its deferred tax liability.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments. Future minimum payments by fiscal year required under the operating lease consist of the following at May 31, 2011:

2012	$14,587
2013	14,587
2014	1,216
	$30,390

Rent expense for the year ended May 31, 2011 was $16,199, and included certain operating charges passed through to the Company by the lessor.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2011

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee.
Contributions to the plan are determined annually subject to certain maximum
amounts allowable under the Internal Revenue Code. Contributions of $49,000
were paid for the plan for the year ended May 31, 2011.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital
Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of
minimum net capital, as defined under the Rule, equivalent to the greater of $5,000
or 12.5% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2011, the Company had net capital, as defined under the Rule, of
$16,727 which exceeded the minimum requirement of $5,000 by $11,727. The
Company's aggregate indebtedness, as defined under the Rule, was 5% of its net
capital.

Note 6 - Concentrations

Revenue from contracts with three customers comprised 71% of total revenues for
the year ended May 31, 2011.

Note 7 - Subsequent events

he Company evaluated subsequent events for recognition and disclosure through
June 30, 2011, the date which these financial statements were available to be
issued. Management concluded that no material subsequent events have occurred
since May 31, 2011 that required recognition or disclosure in such financial
statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Bodington & Company
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended May 31, 2011

Balance, May 31, 2010	$ -
Increases (decreases)	-
Balance, May 31, 2011	$ -

Bodington & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2011

Net Capital
    Total stockholder's equity $ 80,498
    Non allowable assets
      Accounts receivable (80,181)
      Prepaid expenses and other current assets (2,590)

      Total non allowable assets (82,771)

    Other credits – deferred taxes 19,000

    Net capital $ 16,727

Total aggregate indebtedness $ 889

Computation of Basic Net Capital Requirement
    Minimum net capital required
      (6-2/3% of total aggregate indebtedness) $ 59

Minimum dollar net capital requirement of reporting broker $ 5,000

Net capital requirement $ 5,000

Excess net capital $ 11,727

Excess net capital at 1000%
    (Net capital less 10% of aggregate indebtedness) $ 16,637

Percentage of aggregate indebtedness to net capital 5%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2011

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2011)

Net capital as reported	$ 8,630
Audit adjustment to accounts payable	8,097
Net capital as reported herein	$ 16,727

Aggregate indebtedness as reported	$ 889
Audit adjustment to accounts payable	8,097
Aggregated indebtedness as reported herein	$ 8,986

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Bodington & Company

We have audited the financial statements of Bodington & Company for the year ended May 31, 2011, and have issued our report thereon dated June 30, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Bodington & Company, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at May 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
June 30, 2011

Bodington & Company
Financial Statements
and Supplemental Information
Year ended May 31, 2011
with
Reports of Independent Auditors

CRO #31353